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**AI 3/10/2003

03014610

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8-52447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street 3rd Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Geffrard 212-269-0003 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mahmood, Mohammad A.
(Name – *if individual, state last, first, middle name*)

1170 Broadway # 806 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Geffrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIATI Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 20th day of February, 2003

Signature

President & Chief Executive Officer
Title

Notary Public

JOSEPH P. MONTELEONE
Notary Public, State of New York
No. 02MO4939219
Qualified in Queens County
Commission Expires July 5, ~~19~~ 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MM Mohammad A. Mahmood
Certified Public Accountant
1170 Broadway, Suite #806, New York, NY 10001
Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, ACA, CPA*
* Licensed in NY

To The Member of
Liati Capital, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying balance sheet of Liati Capital, LLC as of December 31, 2002 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2002 in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages six and seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 25, 2003

Mohammad A. Mahmood

Liati Capital, LLC
Balance Sheet
As of December 31, 2002

ASSETS

CURRENT ASSETS:	
Cash at bank	15,654
Due from affiliates	467
Total Current Assets	16,121
OTHER ASSETS:	
Organization cost - net of amortization	2,750
Total Other Assets	2,750
TOTAL ASSETS	18,871

MEMBER'S EQUITY

MEMBER'S EQUITY:	
Member's capital	18,871
Total Member's Equity	18,871
TOTAL LIABILITIES & MEMBER'S EQUITY	18,871

The accompanying notes are an integral part of these financial statements.

MM **Mohammad A. Mahmood**

Certified Public Accountant

1170 Broadway, Suite #806, New York, NY 10001

Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, ACA, CPA*
* Licensed in NY

To The Member of
Liati Capital, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying balance sheet of Liati Capital, LLC as of December 31, 2002 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2002 in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages six and seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 25, 2003

Liati Capital, LLC
Balance Sheet
As of December 31, 2002

ASSETS

CURRENT ASSETS:	
Cash at bank	15,654
Due from affiliates	467
Total Current Assets	16,121
OTHER ASSETS:	
Organization cost - net of amortization	2,750
Total Other Assets	2,750
TOTAL ASSETS	18,871

MEMBER'S EQUITY

MEMBER'S EQUITY:	
Member's capital	18,871
Total Member's Equity	18,871
TOTAL LIABILITIES & MEMBER'S EQUITY	18,871

The accompanying notes are an integral part of these financial statements.

LIATI CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other consulting fees in connection with the private placement of limited partnership interests in general partnerships.

2. THE COMPANY

The Company was formed in New York in February, 1998. The Company provides financial advisory and consulting services primarily related to the private placement of limited partnership interests in general partnerships.. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a limited liability company

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company's net capital and aggregate indebtedness, as defined, were $15,654 and $0 respectively. The net capital ratio was 0 or 0% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $10,654.

4. ANNUAL REPORT

Pursuant ot Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial condition is available for examination at the Company's principal place of business, 17 State Street, Third Floor, New York, NY, and at the regional office of the Commission located 233 Broadway, New York, NY.

Mohammad A. Mahmood
Certified Public Accountant
1170 Broadway, Suite #806, New York, NY 10001
Tel. (212) 684-1040
Fax (212) 684-6780
WWW.Consultax.net

Mohammad A. Mahmood, ACA, CPA*
* Licensed in NY

To The Member of
Liati Capital, LLC

I have examined the financial statements of Liati Capital, LLC for the year ended December 31, 2002, and have issued my report thereon dated February 25, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Liati Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Liati Capital, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

New York, NY
February 25, 2003

Mohammad A. Mahmood

MM **Mohammad A. Mahmood**
Certified Public Accountant